Exhibit (a)(8)

707 State Road Princeton, NJ 08540 T: 609-430-2880 F: 609-430-2850

July 28, 2009

Dear Medarex Shareholder:

We are pleased to inform you that on July 22, 2009, Medarex, Inc. (“Medarex”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), and Puma Acquisition Corporation., a New Jersey corporation and wholly-owned subsidiary of BMS (“Acquisition Sub”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated July 28, 2009, and related materials enclosed with this letter, including, among other conditions, the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Acquisition Sub is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01, of Medarex (the “Shares”), including all associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of May 23, 2001, as amended, between Medarex and Continental Stock Transfer & Trust Company (“Continental”), at a price of $16.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes.

Unless subsequently extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday August 24, 2009 (which is the end of the day on August 24, 2009), after which time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. Following the successful consummation of the Offer, Acquisition Sub will merge with and into Medarex on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares owned by BMS, Acquisition Sub or any wholly-owned subsidiary of BMS or Medarex, or shares held in the treasury of Medarex) will be converted into the right to receive, in cash and without interest, $16.00 per share (or, if a higher amount is paid in the tender offer, such higher amount).

On July 22, 2009, the Board unanimously (i) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Medarex and its shareholders that are unaffiliated with BMS that Medarex enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Medarex and its shareholders that are unaffiliated with BMS and (iv) recommended that Medarex’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

In arriving at its recommendation, the board of directors of Medarex gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of Acquisition Sub’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares to Acquisition Sub in the Offer. These documents set forth the terms and conditions of Acquisition Sub’s Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Howard H. Pien
President and Chief Executive Officer